Filed by Smurfit Kappa Group plc (Commission File No. 333-178633)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: WestRock Company (Commission File No. 001-38736)

The following are excerpts of the earnings release (the “Release”) of Smurfit Kappa Group plc (“Smurfit Kappa” or the “Group”) for the full year ending December 31, 2023, released on February 7, 2024. The excerpts contain only those portions of the Release that relate to the proposed combination (the “Combination”) with WestRock Company (“WestRock”).

Key Points:

[…]

•	Announced combination with WestRock to create a global leader in sustainable packaging

[…]

Tony Smurfit, Group CEO, commented:

[…]

“In September, we announced an agreement to combine with WestRock to form Smurfit WestRock. Since then we have had the opportunity to expand our knowledge of the WestRock organisation, and its people, and have visited many of their facilities. With a deeper understanding of the WestRock business, we are increasingly excited about the potential this combination presents.”

[…]

2023 Full Year | Performance Overview

The Group remains strongly positioned within its BBB-/BBB-/Baa3 credit rating. Following the announcement of the combination with WestRock on 12 September 2023, Moody’s placed our credit rating on Review for Upgrade, S&P Global Ratings placed our credit rating on CreditWatch Positive and Fitch Ratings placed our long-term issuer default rating on Rating Watch Positive.

[…]

Exceptional items charged within operating profit in 2023 amounted to €152 million, €58 million of this related to costs associated with the WestRock combination, €34 million related to currency recycling, impairment of residual assets up to the date of disposal and other costs associated with the disposal of our Russian operations, €30 million due to the devaluation of the Argentinian Peso, €11 million related to redundancy and reorganisation costs in the Americas and €14 million and €5 million respectively for the closure of our operations and impairment of property, plant and equipment in Alfa d’Avignon, France.

[…]

Net exceptional finance items charged in 2023 amounted to €13 million and related to bond consent and bridge facility fees regarding the combination with WestRock, partly offset by an exceptional item in relation to the devaluation of the Argentinian Peso.

[…]

Funding and Liquidity

[…]

In connection with the proposed WestRock combination, we entered into a Bridge facility agreement in the amount of US$1,500 million which is available to finance the cash consideration and any fees, commissions, costs and expenses in connection with the proposed combination. At 31 December 2023, the facility was undrawn.

[…]

Principal Risks and Uncertainties

[…]

The Board regularly monitors all of the Group’s risks and appropriate actions are taken to mitigate those risks or address their potential adverse consequences. In addition, emerging risks and the current global uncertainties were also considered as part of the year-end assessment. The process completed for risk at the year-end focused on the principal risks and uncertainties for Smurfit Kappa as a standalone entity.

However, consideration was also given to risks which arise specifically as a result of the proposed Combination with WestRock, which included the following: (1) Smurfit Kappa has incurred, and will incur, further fees and costs in connection with the Combination, regardless of whether it is completed, and these fees and costs may be greater than anticipated. Any delay in the completion of the Combination would likely incur additional fees and costs. In the event of a valid termination of the Combination by Smurfit Kappa, termination fees may be payable by Smurfit Kappa to WestRock; and (2) Smurfit Kappa has been, and will continue to, invest resources in the Combination and the associated integration planning activities. In the event that the Combination was not to complete, the connection with other activities of Smurfit Kappa.

Selected Explanatory Notes to the Consolidated Financial Statements

Transaction Agreement with WestRock

On 12 September, 2023, the Company and WestRock Company, a public company incorporated in Delaware (‘WestRock’) announced they had reached a definitive agreement on the terms of a proposed combination (the ‘Transaction Agreement’) to be implemented through (i) an acquisition by Smurfit WestRock Limited (to be renamed Smurfit WestRock plc) (‘Smurfit WestRock’) of the entire issued share capital of Smurfit Kappa by means of a scheme of arrangement under Section 450 of the Companies Act 2014 of Ireland (the ‘Scheme’); and (ii) a merger of a subsidiary of Smurfit WestRock (‘Merger Sub’) with and into WestRock (the ‘Merger’ and together with the Scheme, the ‘Combination’).

Under the terms of the Transaction Agreement:

1.	for each share of common stock of WestRock (a ‘WestRock Share’), the common stockholders of WestRock will receive one new Smurfit WestRock share and $5.00 in cash; and

2.	for each ordinary share of the Company (a ‘Smurfit Kappa Share’), the shareholders of the Company will receive one new Smurfit WestRock share.

Following completion of the Combination (‘Completion’), Smurfit WestRock will be the parent company of the combined group. The combined group will be headquartered and domiciled in Dublin, Ireland, with North and South American headquarters in Atlanta, Georgia, U.S. Smurfit WestRock will have a dual listing on the New York Stock Exchange (‘NYSE’) and the standard listing segment of the Official List of the Financial Conduct Authority (‘FCA’), and the shares of Smurfit WestRock (the ‘Smurfit WestRock Shares’) will be admitted to trading on the NYSE and the main market for listed securities of the London Stock Exchange (‘LSE’).

The Combination is subject to certain conditions set forth in the Transaction Agreement, including, but not limited to: certain regulatory clearances, approval by the shareholders of the Company and stockholders of WestRock, sanction of the Scheme by the High Court of Ireland, the US registration statement for the offer of the shares of Smurfit WestRock being declared effective by the Securities and Exchange Commission (‘SEC’), approval of the shares of Smurfit WestRock for listing on the NYSE, and approval of the shares of Smurfit WestRock for listing on the Official List of the FCA.

Subject to shareholder approval and other closing conditions, the Combination is expected to close in early July 2024.

The Transaction Agreement contains certain termination rights for both parties. Each of the Company and WestRock may be required to make payments to the other party in connection with the termination of the Transaction Agreement under specified circumstances.

[…]

Going concern

[…]

The financial model upon which the stress test scenarios are applied to assess the viability of the Group do not incorporate financial modelling resulting from the proposed combination with WestRock, or the finance bridging facility put in place.

[…]

Exceptional Items

2023 €m
The following items are regarded as exceptional in nature:
Costs associated with the proposed WestRock combination	58

[…]

Exceptional items charged within operating profit in 2023 amounted to €152 million, €58 million of this related to costs associated with the proposed WestRock combination, €34 million related to currency recycling, impairment of residual assets up to the date of disposal and other costs associated with the disposal of our Russian operations, €30 million due to the devaluation of the Argentinian Peso, €11 million related to redundancy and reorganisation costs in the Americas and €14 million and €5 million respectively for the closure of our operations and impairment of property, plant and equipment in Alfa d’Avignon, France.

[…]

Net exceptional finance items charged in 2023 amounted to €13 million and related to bond consent and bridge facility fees regarding the proposed combination with WestRock, partly offset by an exceptional item in relation to the devaluation of the Argentinian Peso.

[…]

Analysis of Net Debt

[…]

In connection with the proposed WestRock combination, we entered into a Bridge facility agreement in the amount of US$1,500 million which is available to finance the cash consideration and any fees, commissions, costs and expenses in connection with the proposed combination. At 31 December 2023, the facility was undrawn.

[…]

Alternative Performance Measures

[…]

K.1 Exceptional items

[…]

2023 €m
Costs associated with the proposed WestRock combination – paid	(47)

[…]

K.3 Working capital change

2023 €m
Costs associated with the proposed WestRock combination – unpaid	(11)

Important Additional Information

Neither this document nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons into whose possession this document or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This document has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom, the United States and Ireland and information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom, the United States or Ireland.

Subject to the Market Abuse Regulation and the FCA’s Disclosure Guidance and Transparency Rules and the UK Listing Rules, the delivery of this document shall not create any implication that there has been no change in the affairs of Smurfit Kappa since the date of this document or that the information in this document is correct as at any time subsequent to its date.

Additional Information about the Proposed Combination and Where to Find It

In connection with the proposed combination (the “Combination”) of Smurfit Kappa Group plc (“Smurfit Kappa”) and WestRock Company (“WestRock”), the entity which will ultimately own the combined businesses of Smurfit Kappa and WestRock following the Combination (“Smurfit WestRock”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement, which will include a proxy statement of WestRock that will also constitute a prospectus of Smurfit WestRock (the “proxy statement/prospectus”). Each of Smurfit Kappa, WestRock and Smurfit WestRock will also file other relevant documents in connection with the Combination. The definitive proxy statement/prospectus will be sent to the stockholders of WestRock. Smurfit Kappa will also publish a shareholder circular approved by the UK Financial Conduct Authority (the “FCA”), which will be sent to Smurfit Kappa’s shareholders or otherwise made available in accordance with Smurfit Kappa’s articles of association and the UK Listing Rules. Smurfit WestRock will publish a prospectus approved by the FCA, which will be made available in accordance with Rule 3.2 of the UK Prospectus Regulation Rules (the “UK listing prospectus”). This document is not a substitute for any registration statement, proxy statement/prospectus, UK listing prospectus or other document Smurfit Kappa, WestRock and/or Smurfit WestRock may file with the SEC or applicable securities regulators in the United Kingdom and Ireland in connection with the Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF SMURFIT KAPPA AND WESTROCK ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDER CIRCULAR AND THE UK LISTING PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM AND IRELAND, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE COMBINATION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SMURFIT KAPPA, WESTROCK, SMURFIT WESTROCK, THE COMBINATION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Smurfit Kappa, WestRock and Smurfit WestRock with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by WestRock online at https://ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia or by calling (770) 448-2193, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder circular, UK listing prospectus and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom and Ireland by Smurfit WestRock or Smurfit Kappa online at www.smurfitkappa.com/investors, upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland or by calling +353 1 202 7000. The information included on, or accessible through, Smurfit Kappa’s or WestRock’s website is not incorporated by reference into this document.

This document is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This document is not a solicitation of proxies in connection with the Combination. However, under SEC rules, Smurfit Kappa, WestRock, Smurfit WestRock, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the Combination.

Information about (i) WestRock’s directors is set forth in the section entitled “Board Composition” on page 8 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here) and (ii) WestRock’s executive officers is set forth in the section entitled “Executive Officers” on page 141 of WestRock’s Annual Report on Form 10-K (the “WestRock 2023 Annual Report”) filed with the SEC on November 17, 2023 (and available here). Information about the compensation of WestRock’s directors is set forth in the section entitled “Director Compensation” starting on page 19 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here) and on WestRock’s current report on Form 8-K filed with the SEC on December 15, 2023 (and available here). Information about the compensation of WestRock’s executive officers is set forth in the section entitled “Executive Compensation Tables” starting on page 38 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended) are disclosed in the section entitled “Certain Relationships and Related Person Transactions” on page 20 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here). Information about the beneficial ownership of WestRock’s securities by WestRock’s directors and named executive officers is set forth in the section entitled “Beneficial Ownership of Common Stock” starting on page 53 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here). As of January 29, 2024, none of the participants (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) owned more than 1% of shares of common stock, par value $0.01 per share, of WestRock.

Information about Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Board of Directors,” starting on page 100 of Smurfit Kappa’s 2022 Annual Report (the “Smurfit Kappa  2022 Annual Report”) published on Smurfit Kappa’s website on March 28, 2023 (and available at https://www.smurfitkappa.com/investors/reports-and-presentations) which was filed with the FCA in the United Kingdom on March 28, 2023, Euronext Dublin in Ireland on March 28, 2023 and the Irish Companies Registration Office in Ireland on September 30, 2023. Information about the compensation of Smurfit Kappa executive officers and directors is set forth in the remuneration report starting on page 120 of the Smurfit Kappa 2022 Annual Report (and available at https://www.smurfitkappa.com/investors/reports-and-presentations). Transactions with related persons (as defined under Paragraph 24 of the International Accounting Standards) are disclosed in the subsection entitled “Related Party Transactions” to the section entitled “Notes to the Consolidated Financial Statements,” on pages 219 and 220 of the Smurfit Kappa 2022 Annual Report (and available at https://www.smurfitkappa.com/investors/reports-and-presentations). Information about the beneficial ownership of Smurfit Kappa’s securities by Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Executive Directors’ Interests in Share Capital at 31 December 2022,” on page 133 of the Smurfit Kappa 2022 Annual Report (and available at https://www.smurfitkappa.com/investors/reports-and-presentations). Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Combination will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Information Regarding Forward-Looking Statements

This document contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally include statements regarding the Combination between WestRock and Smurfit Kappa, including any statements regarding the Combination and the listing of Smurfit WestRock, the rationale and expected benefits of the Combination (including, but not limited to, synergies), and any other statements regarding WestRock’s and Smurfit Kappa’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions, but not all forward-looking statements include such identifying words.

Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the Combination may not be satisfied; the occurrence of any event that can give rise to termination of the Combination; a regulatory approval that may be required for the Combination is delayed, is not obtained in a timely manner or at all or is obtained subject to conditions that are not anticipated; Smurfit Kappa is unable to achieve the synergies and value creation contemplated by the Combination; Smurfit WestRock’s availability of sufficient cash to distribute to its shareholders in line with current expectations; Smurfit Kappa is unable to promptly and effectively integrate WestRock’s businesses; management’s time and attention is diverted on issues related to the Combination; disruption from the Combination makes it more difficult to maintain business, contractual and operational relationships; credit ratings decline following the Combination; legal proceedings are instituted against Smurfit Kappa or WestRock; Smurfit Kappa or WestRock are unable to retain or hire key personnel; the announcement or the consummation of the Combination has a negative effect on the market price of the capital stock of Smurfit Kappa or WestRock or on Smurfit Kappa or WestRock’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in Ireland, the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent Irish, U.S. or U.K. administrations; the ability of Smurfit Kappa or WestRock to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; actions by third parties, including government agencies; the risk that disruptions from the Combination will harm Smurfit Kappa’s or WestRock’s business, including current plans and operations; certain restrictions during the pendency of the Combination that may impact Smurfit Kappa’s or WestRock’s ability to pursue certain business opportunities or strategic transactions; Smurfit Kappa’s or WestRock’s ability to meet expectations regarding the accounting and tax treatments of the Combination; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Smurfit Kappa’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.smurfitkappa.com/investors; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in the WestRock 2023 Annual Report (and available here). These risks, as well as other risks associated with the Combination, will be more fully discussed in the proxy statement/prospectus, the shareholder circular, the UK listing prospectus and the other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom. The list of factors presented here should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. Except as required by law, none of Smurfit Kappa, WestRock or Smurfit WestRock assume any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

Nothing in this document should be construed as a profit estimate or profit forecast. No statement in this document, including statements regarding the potential effect of the Combination on cash flows and capital returns should be interpreted to mean that cash flows or capital returns of Smurfit Kappa, WestRock or Smurfit WestRock for the current or future financial years will necessarily match or exceed the historical cash flows or capital returns of Smurfit Kappa or WestRock.

Completion of the Combination will be subject to the satisfaction or waiver of several conditions. Consequently, there can be no certainty that the completion of the Combination will be forthcoming.

This document is not a prospectus for the purposes of the UK Prospectus Regulation Rules or the EU Prospectus Regulation.

The contents of this document are not to be construed as legal, business or tax advice. Each shareholder should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice, respectively.

Except as explicitly stated in this document, none of the contents of Smurfit Kappa’s or WestRock’s websites, nor any website accessible by hyperlinks on Smurfit Kappa’s or WestRock’s websites, is incorporated in or forms part of, this document.